Contact

www.linkedin.com/in/christophergergen (LinkedIn)
www.newmountainventures.com (Company)
www.bullcityforward.org (Company)
www.hubraleigh.com (Company)

Top Skills

Sales Operations
Government Contracting
Digital Media

Languages

Spanish

Christopher Gergen

CEO, Regenerative Organic Alliance
Durham, North Carolina, United States

Summary

With over 25 years experience building, scaling, and supporting systems-based solutions in communities globally and a growing passion for the impact that planet-friendly food can have on our local economies, the health of families, and our warming climate, I am thrilled to be working with the Regenerative Organic Alliance to scale the number of farms and brands using regenerative organic growing practices and supply chains. Recognizing that systems change solutions, like a healthier food system, are often under-capitalized, I started Forward Impact to work with policy makers, philanthropists, investors, and innovators seeking to deploy capital into high-impact scalable solutions to address systemic economic inequities. To help amplify these types of solutions, I am also co-host of Moving the Needle podcast featuring guests driving innovative solutions to address economic inequities and create generational wealth. Additionally, I am founding partner of Raleigh Founded, the largest entrepreneurial co-working community in North Carolina, and Founding Chairman of BlueCo, a co-warehousing company based in Raleigh. I also serve a Senior Advisor with the Algernon Sydney Sullivan Foundation that supports the development of next generation change-making leaders in 70 universities across the American South and serve on the Governor's NCWorks Commission where I live with my family.

Other experiences include co-founding and leading Forward Cities – a national nonprofit that has worked with over 30 cities to strengthen their equitable entrepreneurial ecosystems, teaching at Duke University's Innovation & Entrepreneurship initiative, serving as the Innovator in Residence at the Center for Creative Leadership, writing a bi-weekly column for the Raleigh News & Observer, and co-authoring the nationally acclaimed book Life Entrepreneurs: Ordinary People Creating Extraordinary Lives (Jossey-Bass, 2008), and co-founding SMARTHINKING - an online tutoring company that we grew to 1,000 universities before being acquired by Pearson Education. My love for entrepreneurship was awakened when I

started Cafe Nunoa, a restaurant/ bar in Santiago, Chile when I was 24.

Experience

Regenerative Organic Alliance
Chief Executive Officer
February 2025 - Present (11 months)

The Regenerative Organic Alliance (ROA) is a nonprofit organization made up of experts in farming, ranching, soil health, animal welfare, and worker fairness that oversees the Regenerative Organic Certified® label. The ROA promotes farming practices that restore and build soil, ensure animal welfare, and end unfair conditions for farmers and farmworkers. The organization’s intent is to create long-term solutions to the climate crisis, factory farming, and fractured rural economies. Regenerative Organic Certified® is a certification for food, textiles, and personal care ingredients. For more information, visit https://regenorganic.org.

Raleigh Founded
Founding Partner
2012 - Present (13 years)

Raleigh Founded is a for-benefit corporation and North Carolina's largest entrepreneurial co-working community with over 100,000 square feet of co-working space in the Raleigh community with more than 400 member companies and 1,000+ members. We've also launched a set of partnerships across the Carolinas focused on deepening impact and extending community collaboration.

Moving the Needle Solutions
Co Host
September 2022 - Present (3 years 4 months)
www.movingtheneedle.solutions

“Moving the Needle” is a highly interactive podcast series featuring conversations with a globally curated mix of policymakers, philanthropists, private investors, and social innovators who are driving break-through investments and actions that address persistent economic inequities in our cities and regions and improve inclusive competitiveness. Hosted by Christopher Gergen and Johnathan Holifield, an uncommon pairing who arrived at the common need for “doing needle moving sh#t” from very different lived experiences.

Life Entrepreneurs: Ordinary People Creating Extraordinary Lives (Jossey-Bass)

Co-Author

January 2007 - Present (19 years)

www.lifeentrepreneurs.com

In their book, LIFE ENTREPRENEURS: Ordinary People Creating Extraordinary Lives (Jossey-Bass, March 2008), successful thirty-something entrepreneurs Gergen and Vanourek name this movement and document how growing numbers of people are applying the principles of entrepreneurship to life itself. Today, people are increasingly rejecting past approaches to stable careers and lives constructed around safety, security, and status. Rather they are building their lives around purpose, connection, and impact using a distinctively entrepreneurial mindset. This phenomenon is being embraced by new generations of leaders (especially Gen X and Gen Y), and the emergence of life entrepreneurship has significant implications for our communities, learning institutions, and workplaces—as well as our very lives.

4P Foods

Chief Growth Officer

January 2023 - February 2025 (2 years 2 months)

Mid-Atlantic; South-East

Helping 4P Foods increase wholesale demand for local food and build out a scalable, high impact model that increases economic opportunity for local farmers, positive environmental impact, and health benefits to more people across the mid-Atlantic and SE.

Forward Impact Solutions

CEO, Forward Impact Solutions

January 2021 - February 2025 (4 years 2 months)

Durham, North Carolina, United States

www.forwardimpact.solutions

Forward Impact is a for-benefit advisory firm and investment fund working with philanthropist, impact investors, and policy-makers striving to invest in place-based strategies to address systemic economic inequities. Our mission is to improve systemic economic inequities in communities and create generational wealth building opportunities for currently under-connected individuals and families.

Forward Impact helps clients with:

- Defining/refining strategic objectives
- Identifying catalytic philanthropic/investment opportunities
- Seeking and securing partnerships to leverage investment
- Providing due diligence on potential investments
- Supporting deployment of capital and follow up
- Creating opportunities for shared learning across Forward Impact's national network

Forward Impact is also building a mission-aligned investment fund to:
-Aggregate and deploy capital focused on place-based change
-Advance real estate investment projects that create opportunities for local wealth
building including:
--- Commercial developments with co-ownership potential
--- Affordable/ mixed-use housing developments
--- Buy-out positive cash flow businesses doing $2m+ in revenue seeking exit and generating opportunities for a transfer of wealth/ ownership
--- Create investment models/ opportunities that can be replicated in other regions

Forward Cities
7 years

Co-Founder & Chief Executive Officer
2014 - January 2021 (7 years)
Durham, North Carolina, United States

CEO & President
January 2014 - 2014 (less than a year)
Raleigh-Durham, North Carolina Area

Duke University
Adjunct Faculty and Innovation and Entrepreneurship Fellow, Duke University
2007 - 2019 (12 years)
https://entrepreneurship.duke.edu/

Teach class called Leading as a Social Entrepreneur and work with Duke's Innovation and Entrepreneurship Initiative to develop social entrepreneurship opportunities for undergrads and faculty members.

ThinkHouse
Founding Partner

January 2014 - 2018 (4 years)
www.thinkhouse.us

Entrepreneurial living-learning community - goal is to develop 50 houses around the world in next 10 years.

Center for Creative Leadership
Innovator in Residence
2010 - 2018 (8 years)

Focus on providing leadership development opportunities for emerging leaders (K-20) and leaders from emerging communities through www.leadbeyond.org

Bull City Forward
Co-founder
January 2010 - January 2015 (5 years 1 month)
www.bullcityforward.org

BCF's mission is to better our economy and society by equipping local entrepreneurs and social innovators in Durham, NC with the community and resources to help them succeed.

Forward Impact
CEO
April 2013 - 2014 (1 year)

Forward Impact helps create the transformative experiences and environments to unleash next generation entrepreneurial leaders. See more here: www.forwardimpact.info

SMARTHINKING
Co-founder, CEO, and Chairman
July 1999 - March 2011 (11 years 9 months)
Washington, DC

Largest online tutoring company for the higher-ed space serving over 1000 universities and colleges before being acquired by Pearson Education in 2011

New Mountain Ventures
Founding Partner
June 2006 - 2011 (5 years)

Leadership development and education consulting

K12, Inc
VP New Market Development
2003 - 2006 (3 years)

www.k12.com

Led efforts to identify and develop new markets for large education technology company. Focus was on leveraging their robust learning platform to create hybrid learning models for public schools.

New American Schools

COO

2000 - 2002 (2 years)

Helped New American Schools translate $130M investment in comprehensive school reform models and deep learning about how to scale these models into a consulting platform; led advocacy efforts to preserve $330M in annual funding for CSR schools; also helped lead $25M investment fund.

Education

Georgetown University

MBA, strategy and entrepreneurship · (1996 - 1998)

The George Washington University

MPP, Education Policy · (1995 - 1997)

Duke University

Bachelor's degree, English and Fine Arts Majors · (1989 - 1993)